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ngreene@shearman.com (212) 848-4668	July 25, 2017

Kathy Churko U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Variable Funds (the “Trust”)

File Nos.: 033-96668 and 811-09092

Dear Ms. Churko:

Thank you for your comments regarding the Annual Report on Form N-CSR of the Trust, filed with the Securities and Exchange Commission on February 24, 2017. This letter responds to your comments, which you provided to us by telephone on July 12, 2017. We also respond here to certain comments you provided us by telephone on June 28, 2017 to the First Eagle Funds annual report filed with the Securities and Exchange Commission on January 5, 2017, as we believe they are relevant to this Annual Report as well.

Below, we describe changes the Trust will make to annual and semi-annual reports on a going forward basis in response to these various Staff’s comments, generally organized by reference to where the comments would appear in the documents.

Capitalized Terms used, but not otherwise defined, have the meaning ascribed to them in the Annual Report.

1.	COMMENT: With respect to the First Eagle Funds annual report, you noted that in the Schedule of Investments, the First Eagle Funds report industry diversification on an asset class basis. You suggested that it could be more useful for a shareholder to view industry diversification aggregated across asset classes.

RESPONSE: The Trust similarly classifies industry diversification on an asset class basis. The Trust believes its presentation properly reflects AICPA guidance AAG-

ABU  DHABI     |     BEIJING     |     BRUSSELS     |     FRANKFURT     |     HONG  KONG     |     LONDON     |     MILAN     |    NEW  YORK     |     PALO  ALTO

PARIS     |     ROME     |     SAN  FRANCISCO     |     SÃO  PAULO     |     SHANGHAI     |     SINGAPORE     |     TOKYO     |     TORONTO     |     WASHINGTON,  DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Kathy Churko	July 25, 2017

INV 7.27 (which in turn references FASB ASC 946-210-50-1 and 825-10-50), all provided as an attachment to the letter. That guidance suggests investment companies should categorize their investments by both “type of investment” and “the related industry, country, or geographic region of the investment.” On that basis, industry diversification is shown separately within asset classes, and the Trust respectfully prefers to make no change.

2.	COMMENT: With respect to the First Eagle Funds annual report, you noted that, with respect to those funds that invest in payment in kind (“PIK”) bonds, you requested that the cash and PIK interest rates be reported separately in either the security description or a footnote.

RESPONSE: If and when the Trust invests in PIK bonds, this will be done in future semi-annual and annual reports.

3.	COMMENT: You requested that the Trust insert a footnote to the Financial Highlights and the Management’s Discussion of Fund Performance sections to the effect that “Performance shown does not reflect charges imposed by variable annuity contracts and variable life insurance policies (collectively “Variable Contracts”) issued by the life insurance companies through which the Fund is offered. If those account-level fees and expenses were reflected, performance would be lower.”

RESPONSE: This will be done in future semi-annual reports, annual reports and the Fund’s Prospectus.

4.	COMMENT: You requested that Note 1 to the Financial Statements include a statement to the effect that “Shares of the Fund are offered for purchase by separate accounts of insurance companies for the purpose of serving as an investment medium for Variable Contracts.”

RESPONSE: This will be done in future semi-annual reports and annual reports.

**********

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

Nathan Greene, Esquire (as Attorney for the Fund)

July 07, 2017

Table of Contents

[946-210-50]	Balance Sheet - Disclosure
General
[946-210-50-1]	> Schedule of Investments
[946-210-50-1]	>> Investment Companies Other than Nonregistered Investment Partnerships
[946-210-50-4]	>> Investment Companies That Are Nonregistered Investment Partnerships
[946-210-50-7]	>> Investments in Other Investment Companies—Applicable to All Investment Companies
[946-210-50-9]	>> Investments in Other Investment Companies—Applicable Only to Nonregistered Investment Partnerships
[946-210-50-11]	>> Credit Enhancements
[946-210-50-14]	> Fully Benefit-Responsive Investment Contracts

[946-210-S50]	Balance Sheet - Disclosure
General
[946-210-S50-1]	> Cash
[946-210-S50-2]	> Notes Payable, Bonds, and Similar Debt
[946-210-S50-3]	> Units of Capital
[946-210-S50-4]	> Statement of Net Assets
[946-210-S50-5]	> Balance Sheets Filed by Issuers of Face-Amount Certificates

946 Financial Services—Investment Companies

210 Balance Sheet

50 Disclosure

General Note: The Disclosure Section provides guidance regarding the disclosure in the notes to financial statements. In some cases, disclosure may relate to disclosure on the face of the financial statements.

General

>     Schedule of Investments

> >     Investment Companies Other than Nonregistered Investment Partnerships

946-210-50-1 In the absence of regulatory requirements, investment companies other than nonregistered investment partnerships shall do all of the following:

a. Disclose the name, number of shares, or principal amount of all of the following:

1. Each investment (including short sales, written options, futures contracts, forward contracts, and other investment-related liabilities) whose fair value constitutes more than 1 percent of net assets. In applying the 1-percent test, total long and total short positions in any one issuer should

1

be considered separately.

2. All investments in any one issuer whose fair values aggregate more than 1 percent of net assets. In applying the 1-percent test, total long and total short positions in any one issuer should be considered separately.

3. At a minimum, the 50 largest investments.

b. Categorize investments by both of the following characteristics:

1. The type of investment (such as common stocks, preferred stocks, convertible securities, fixed income securities, government securities, options purchased, options written, warrants, futures contracts, loan participations and assignments, short-term securities, repurchase agreements, short sales, forward contracts, other investment companies, and so forth)

2. The related industry, country, or geographic region of the investment.

c. Disclose the aggregate other investments (each of which is not required to be disclosed by (a)) without specifically identifying the issuers of such investments, and categorize as required by (b). The disclosure shall include both of the following:

1. The percent of net assets that each such category represents

2. The total value for category in (b)(1) and (b)(2).

946-210-50-2 For required disclosures about any other significant concentration of credit risk, see Section 825-10-50. For example, an international fund that categorizes its investments by industry or geographic region should also report a summary of its investments by country, if such concentration is significant.

946-210-50-3 For required disclosures about certain significant estimates, such as use of estimates by directors, general partners, or others in an equivalent capacity to value securities, see Subtopic 275-10.

> >     Investment Companies That Are Nonregistered Investment Partnerships

946-210-50-4 Except as noted in the following paragraph, the guidance in paragraph 946-210-50-6 applies to investment partnerships that are exempt from Securities and Exchange Commission (SEC) registration under the Investment Company Act of 1940, which include all of the following:

a. Hedge funds

b. Limited liability companies

c. Limited liability partnerships

d. Limited duration companies

e. Offshore investment companies with similar characteristics

f. Commodity pools subject to regulation under the Commodity Exchange Act of 1974.

946-210-50-5 The guidance in the following paragraph does not apply to investment partnerships that are brokers and dealers in securities subject to regulation under the Securities Exchange Act of 1934 (registered broker-dealers) and that manage funds only for those who are officers, directors, or employees of the general partner. For guidance applicable to those entities, see Topic 940.

946-210-50-6 The financial statements of an investment partnership meeting the condition in paragraph 946-210-50-4 shall, at a minimum, include a condensed schedule of investments in securities owned by the partnership at the close of the most recent period. Such a schedule shall do all of the following:

2

a. Categorize investments by all of the following:

1. Type (such as common stocks, preferred stocks, convertible securities, fixed-income securities, government securities, options purchased, options written, warrants, futures, loan participations, short sales, other investment companies, and so forth)

2. Country or geographic region, except for derivative instruments for which the underlying is not a security (see (a)(4))

3. Industry, except for derivative instruments for which the underlying is not a security (see (a) (4))

4. For derivative instruments for which the underlying is not a security, by broad category of underlying (for example, grains and feeds, fibers and textiles, foreign currency, or equity indexes) in place of the categories in (a)(2) and (a)(3).

b. Report the percent of net assets that each such category represents and the total fair value and cost for each category in (a)(1) and (a)(2).

c. Disclose the name, number of shares or principal amount, fair value, and type of both of the following:

1. Each investment (including short sales) constituting more than 5 percent of net assets, except for derivative instruments (see (e) and (f)). In applying the 5-percent test, total long and total short positions in any one issuer should be considered separately.

2. All investments in any one issuer aggregating more than 5 percent of net assets, except for derivative instruments (see (e) and (f)). In applying the 5-percent test, total long and total short positions in any one issuer shall be considered separately.

d. Aggregate other investments (each of which is 5 percent or less of net assets) without specifically identifying the issuers of such investments, and categorize them in accordance with the guidance in (a). In applying the 5-percent test, total long and total short positions in any one issuer shall be considered separately.

e. Disclose the number of contracts, range of expiration dates, and cumulative appreciation (depreciation) for open futures contracts of a particular underlying (such as wheat, cotton, specified equity index, or U.S. Treasury Bonds), regardless of exchange, delivery location, or delivery date, if cumulative appreciation (depreciation) on the open contracts exceeds 5 percent of net assets. In applying the 5-percent test, total long and total short positions in any one issuer shall be considered separately.

f. Disclose the range of expiration dates and fair value for all other derivative instruments of a particular underlying (such as foreign currency, wheat, specified equity index, or U.S. Treasury Bonds) regardless of counterparty, exchange, or delivery date, if fair value exceeds 5 percent of net assets. In applying the 5-percent test, total long and total short positions in any one issuer shall be considered separately.

g. Provide both of the following additional qualitative descriptions for each investment in another nonregistered investment partnership whose fair value constitutes more than 5 percent of net assets:

1. The investment objective

2. Restrictions on redemption (that is, liquidity provisions).

> >     Investments in Other Investment Companies—Applicable to All Investment Companies

946-210-50-7 [Paragraph superseded by Accounting Standards Update No. 2016-19]

3

946-210-50-8 Investments in other investment companies (investees), such as investment partnerships, limited liability companies, and funds of funds, shall be considered investments for purposes of applying paragraph 946-210-50-1(a) through (b) and 946-210-50-6.

> >     Investments in Other Investment Companies—Applicable Only to Nonregistered Investment Partnerships

946-210-50-9 If the reporting investment company’s proportional share of any investment owned by any individual investee exceeds 5 percent of the reporting investment company’s net assets at the reporting date, each such investment shall be named and categorized as discussed in paragraph 946-210-50-6. These investee disclosures shall be made either in the condensed schedule of investments (as components of the investment in the investee) or in a note to that schedule.

946-210-50-10 If information about the investee’s portfolio is not available, that fact shall be disclosed.

> >     Credit Enhancements

946-210-50-11 The terms, conditions, and other arrangements relating to a credit enhancement shall be disclosed in the notes to financial statements.

946-210-50-12 For a put option provided by an affiliate, the schedule of investments shall describe the put as from an affiliate and the notes to financial statements shall include the name and relationship of the affiliate.

946-210-50-13 For a letter of credit, the name of the entity issuing the letter of credit shall be disclosed separately.

>     Fully Benefit-Responsive Investment Contracts

946-210-50-14 Investment companies identified in paragraph 946-210-45-11 shall disclose all of the following in connection with fully benefit-responsive investment contracts, in the aggregate:

a. A description of the nature of those investment contracts.

b. A description of how those investment contracts operate.

c. A description of the methodology for calculating the interest crediting for those investment contracts, including all of the following:

1. The key factors that could influence future average interest crediting rates

2. The basis for and frequency of determining interest crediting rate resets

3. Any minimum interest crediting rate under the terms of the contracts.

d. An explanation of the relationship between future interest crediting rates and the amount reported on the statement of assets and liabilities representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

e. A reconciliation between the beginning and ending balance of the amount presented on the statement of assets and liabilities that represents the difference between net assets reflecting all investments at fair value and net assets for each period in which a statement of changes in net assets is presented. This reconciliation shall include both of the following:

1. The change in the difference between the fair value and contract value of all fully benefit-responsive investment contracts

2. The increase or decrease due to changes in the fully benefit-responsive status of the fund’s investment contracts.

4

f. The average yield earned by the entire fund (which may differ from the interest rate credited to participants in the fund) for each period for which a statement of assets and liabilities is presented. This average yield shall be calculated by dividing the annualized earnings of all investments in the fund (irrespective of the interest rate credited to participants in the fund) by the fair value of all investments in the fund.

g. The average yield earned by the entire fund with an adjustment to reflect the actual interest rate credited to participants in the fund for each period for which a statement of assets and liabilities is presented. This average yield shall be calculated by dividing the annualized earnings credited to participants in the fund (irrespective of the actual earnings of the investments in the fund) by the fair value of all investments in the fund.

h. Both of the following sensitivity analyses:

1. The weighted average interest crediting rate (that is, the contract value yield) as of the date of the latest statement of assets and liabilities and the effect on this weighted average interest crediting rate, calculated as of the date of the latest statement of assets and liabilities and the end of the next four quarterly periods, under two or more scenarios where there is an immediate hypothetical increase or decrease in market yields, with no change to the duration of the underlying investment portfolio and no contributions or withdrawals. Those scenarios should include, at a minimum, immediate hypothetical increases and decreases in market yields equal to one-quarter and one-half of the current yield.

2. The effect on the weighted average interest crediting rate calculated as of the date of the latest statement of assets and liabilities and the next four quarterly reset dates, under two or more scenarios where there are the same immediate hypothetical changes in market yields in the first analysis, combined with an immediate, one-time, hypothetical 10 percent decrease in the net assets of the fund due to participant transfers, with no change to the duration of the portfolio.

i. A description of the events that limit the ability of the fund to transact at contract value with the issuer (for example, premature termination of the contracts by the fund, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives), including a statement as to whether the occurrence of those events that would limit the fund’s ability to transact at contract value with the participants in the fund is probable or not probable.

j. A description of the events and circumstances that would allow issuers to terminate fully benefit-responsive investment contracts with the fund and settle at an amount different from contract value.

Example 2 (see paragraph 946-210-55-2) illustrates the application of this guidance.

5

Securities and Exchange Commission (SEC)

General Note: The Disclosure Section provides guidance regarding the disclosure in the notes to financial statements. In some cases, disclosure may relate to disclosure on the face of the financial statements.

General

>     Cash

946-210-S50-1 See paragraph 946-210-S99-1, Regulation S-X Rule 6-04.5, for the required disclosures pertaining to cash.

>     Notes Payable, Bonds, and Similar Debt

946-210-S50-2 See paragraph 946-210-S99-1, Regulation S-X Rule 6-04.13(b), for the required disclosures pertaining to notes payable, bonds, and similar debt.

>     Units of Capital

946-210-S50-3 See paragraph 946-210-S99-1, Regulation S-X Rule 6-04.16(b), for the required disclosures pertaining to unit investment trusts.

>     Statement of Net Assets

946-210-S50-4 See paragraph 946-210-S99-2, Regulation S-X Rule 6-05, for the required disclosures related to the statement of net assets.

>     Balance Sheets Filed by Issuers of Face-Amount Certificates

946-210-S50-5 See paragraph 946-210-S99-3, Regulation S-X Rule 6-06, for the required disclosures related to face-amount certificate issuers.

6

July 24, 2017

Table of Contents

[825-10-50]	Overall - Disclosure
General
[825-10-50-2]	>	Applicability of This Subsection
[825-10-50-2A]		>> Entities
[825-10-50-8]		>> Transactions
[825-10-50-10]	>	Fair Value of Financial Instruments
[825-10-50-20]	>	Concentrations of Credit Risk of All Financial Instruments
[825-10-50-23]	>	Market Risk of All Financial Instruments
Fair Value Option
[825-10-50-28]	>	Required Disclosures as of Each Date for Which an Interim or Annual Statement of Financial Position Is Presented
[825-10-50-30]	>	Required Disclosures for Each Period for Which an Interim or Annual Income Statement Is Presented
[825-10-50-31]	>	Other Required Disclosures

825 Financial Instruments

10 Overall

50 Disclosure

General Note: The Disclosure Section provides guidance regarding the disclosure in the notes to financial statements. In some cases, disclosure may relate to disclosure on the face of the financial statements.

General

825-10-50-1 Paragraph 825-10-05-3 identifies various Topics within the Codification that address financial instruments matters. Those and other Topics in the Codification require disclosures about specific financial instruments. This Subsection addresses incremental disclosures about all of the following:

a. Fair value of financial instruments

b. Concentrations of credit risk of all financial instruments

c. Market risk of all financial instruments.

>     Applicability of This Subsection

825-10-50-2 This guidance discusses the applicability of the disclosure requirements in this Subsection to entities and transactions.

1

> >     Entities

825-10-50-2A For interim reporting periods, the disclosure guidance in this Subsection applies to all entities but is optional for those entities that do not meet the definition of a publicly traded company.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

The disclosure guidance in this Subsection applies to public business entities, except for the disclosure guidance in paragraphs 825-10-50-20 through 50-23, which applies to all entities. For interim reporting periods, the disclosure guidance in paragraphs 825-10-50-20 through 50-23 is optional for those entities that do not meet the definition of a public business entity.

825-10-50-3 Except as noted in the following paragraph, for annual reporting periods, the disclosure guidance related to fair value of financial instruments in paragraphs 825-10-50-10 through 50-19 applies to all entities but is optional for an entity that meets all of the following criteria:

a. The entity is a nonpublic entity.

b. The entity’s total assets are less than $100 million on the date of the financial statements.

c. The entity has no instrument that, in whole or in part, is accounted for as a derivative instrument under Topic 815 other than commitments related to the origination of mortgage loans to be held for sale during the reporting period. For purposes of this disclosure guidance, a receive-variable, pay-fixed interest rate swap for which the simplified hedge accounting approach (see Subtopic 815-20) is applied shall not be considered an instrument that is accounted for as a derivative instrument under Topic 815.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-3A A nonpublic entity is not required to provide the disclosure in paragraph 825-10-50-10(d) for items disclosed at fair value but not measured at fair value in the statement of financial position.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

2

825-10-50-4 The criteria in paragraph 825-10-50-3 shall be applied to the most recent year presented in comparative financial statements to determine applicability of this Subsection.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-5 If disclosures are not required in the current period, the disclosures for previous years may be omitted if financial statements for those years are presented for comparative purposes.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-6 If disclosures are required in the current period, disclosures that have not been reported previously need not be included in financial statements that are presented for comparative purposes.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-7 The following table clarifies the requirements for disclosures if prior periods are presented in comparative financial statements.

If Disclosures for the Current Period Are:	And Disclosures for Prior Periods Were:	Then Disclosures for Prior Periods Presented in Comparative Statements Are:
Optional	Optional	Optional
Optional	Required	Optional
Required	Optional	Optional
Required	Required	Required

Pending Content:

3

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

> >     Transactions

825-10-50-8 In part, this Subsection requires disclosures about fair value for all financial instruments, whether recognized or not recognized in the statement of financial position, except that the disclosures about fair value prescribed in paragraphs 825-10-50-10 through 50-16 are not required for any of the following:

a. Employers’ and plans’ obligations for pension benefits, other postretirement benefits including health care and life insurance benefits, postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements (see Topics 710, 712, 715, 718, and 960)

b. Substantively extinguished debt subject to the disclosure requirements of Subtopic 405-20

c. Insurance contracts, other than financial guarantees (including financial guarantee insurance contracts within the scope of Topic 944) and investment contracts, as discussed in Subtopic 944-20

d. Lease contracts as defined in Topic 840 (a contingent obligation arising out of a cancelled lease and a guarantee of a third-party lease obligation are not lease contracts and are subject to the disclosure requirements in this Subsection)

e. Warranty obligations (see Topic 450 and the Product Warranties Subsections of Topic 460)

f. Unconditional purchase obligations as defined in paragraph 440-10-50-2

g. Investments accounted for under the equity method in accordance with the requirements of Topic 323

h. Noncontrolling interests and equity investments in consolidated subsidiaries (see Topic 810)

i. Equity instruments issued by the entity and classified in stockholders’ equity in the statement of financial position (see Topic 505)

j. Receive-variable, pay-fixed interest rate swaps for which the simplified hedge accounting approach is applied (see Topic 815)

k. Fully benefit-responsive investment contracts held by an employee benefit plan.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

4

In part, this Subsection requires disclosures about fair value for all financial instruments, whether recognized or not recognized in the statement of financial position, except that the disclosures about fair value prescribed in paragraphs 825-10-50-10 through 50-16 are not required for any of the following:

a. Employers’ and plans’ obligations for pension benefits, other postretirement benefits including health care and life insurance benefits, postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements (see Topics 710, 712, 715, 718, and 960)

b. Substantively extinguished debt subject to the disclosure requirements of Subtopic 405-20

c. Insurance contracts, other than financial guarantees (including financial guarantee insurance contracts within the scope of Topic 944) and investment contracts, as discussed in Subtopic 944-20

d. Lease contracts as defined in Topic 840 (a contingent obligation arising out of a cancelled lease and a guarantee of a third-party lease obligation are not lease contracts and are subject to the disclosure requirements in this Subsection)

e. Warranty obligations (see Topic 450 and the Product Warranties Subsections of Topic 460)

f. Unconditional purchase obligations as defined in paragraph 440-10-50-2

g. Investments accounted for under the equity method in accordance with the requirements of Topic 323

h. Noncontrolling interests and equity investments in consolidated subsidiaries (see Topic 810)

i. Equity instruments issued by the entity and classified in stockholders’ equity in the statement of financial position (see Topic 505)

j. Receive-variable, pay-fixed interest rate swaps for which the simplified hedge accounting approach is applied (see Topic 815)

k. Fully benefit-responsive investment contracts held by an employee benefit plan.

l. Investments in equity securities accounted for under the measurement guidance for equity securities without readily determinable fair values (see Topic 321)

m. Trade receivables and payables due in one year or less

n. Deposit liabilities with no defined or contractual maturities.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 405-20-65-1

5

In part, this Subsection requires disclosures about fair value for all financial instruments, whether recognized or not recognized in the statement of financial position, except that the disclosures about fair value prescribed in paragraphs 825-10-50-10 through 50-16 are not required for any of the following:

a. Employers’ and plans’ obligations for pension benefits, other postretirement benefits including health care and life insurance benefits, postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements (see Topics 710, 712, 715, 718, and 960)

b. Substantively extinguished debt subject to the disclosure requirements of Subtopic 405-20

c. Insurance contracts, other than financial guarantees (including financial guarantee insurance contracts within the scope of Topic 944) and investment contracts, as discussed in Subtopic 944-20

d. Lease contracts as defined in Topic 840 (a contingent obligation arising out of a cancelled lease and a guarantee of a third-party lease obligation are not lease contracts and are subject to the disclosure requirements in this Subsection)

e. Warranty obligations (see Topic 450 and the Product Warranties Subsections of Topic 460)

f. Unconditional purchase obligations as defined in paragraph 440-10-50-2

g. Investments accounted for under the equity method in accordance with the requirements of Topic 323

h. Noncontrolling interests and equity investments in consolidated subsidiaries (see Topic 810)

i. Equity instruments issued by the entity and classified in stockholders’ equity in the statement of financial position (see Topic 505)

j. Receive-variable, pay-fixed interest rate swaps for which the simplified hedge accounting approach is applied (see Topic 815)

k. Fully benefit-responsive investment contracts held by an employee benefit plan.

l. Investments in equity securities accounted for under the measurement guidance for equity securities without readily determinable fair values (see Topic 321)

m. Trade receivables and payables due in one year or less

n. Deposit liabilities with no defined or contractual maturities.

o. Liabilities resulting from the sale of prepaid stored-value products within the scope of paragraph 405-20-40-3.

Pending Content:

6

Transition Date: (P) December 16, 2018; (N) December 16, 2019
Transition Guidance: 842-10-65-1

In part, this Subsection requires disclosures about fair value for all financial instruments, whether recognized or not recognized in the statement of financial position, except that the disclosures about fair value prescribed in paragraphs 825-10-50-10 through 50-16 are not required for any of the following:

a. Employers’ and plans’ obligations for pension benefits, other postretirement benefits including health care and life insurance benefits, postemployment benefits, employee stock option and stock purchase plans, and other forms of deferred compensation arrangements (see Topics 710, 712, 715, 718, and 960)

b. Substantively extinguished debt subject to the disclosure requirements of Subtopic 405-20

c. Insurance contracts, other than financial guarantees (including financial guarantee insurance contracts within the scope of Topic 944) and investment contracts, as discussed in Subtopic 944-20

d. Lease contracts as defined in Topic 842 (a contingent obligation arising out of a cancelled lease and a guarantee of a third-party lease obligation are not lease contracts and are subject to the disclosure requirements in this Subsection)

e. Warranty obligations (see Topic 450 and the Product Warranties Subsections of Topic 460)

f. Unconditional purchase obligations as defined in paragraph 440-10-50-2

g. Investments accounted for under the equity method in accordance with the requirements of Topic 323

h. Noncontrolling interests and equity investments in consolidated subsidiaries (see Topic 810)

i. Equity instruments issued by the entity and classified in stockholders’ equity in the statement of financial position (see Topic 505)

j. Receive-variable, pay-fixed interest rate swaps for which the simplified hedge accounting approach is applied (see Topic 815)

k. Fully benefit-responsive investment contracts held by an employee benefit plan.

l. Investments in equity securities accounted for under the measurement guidance for equity securities without readily determinable fair values (see Topic 321)

m. Trade receivables and payables due in one year or less

n. Deposit liabilities with no defined or contractual maturities.

o. Liabilities resulting from the sale of prepaid stored-value products within the scope of paragraph 405-20-40-3.

7

825-10-50-9 Generally accepted accounting principles (GAAP) require disclosure of or subsequent measurement at fair value for many classes of financial instruments. Those requirements are not superseded or modified by this Subsection.

>     Fair Value of Financial Instruments

825-10-50-10 A reporting entity shall disclose all of the following:

a. Either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practicable to estimate that value

b. The method(s) and significant assumptions used to estimate the fair value of financial instruments consistent with the requirements of paragraph 820-10-50-2(bbb) except that a reporting entity is not required to provide the quantitative disclosures about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy required by that paragraph

c. A description of the changes in the method(s) and significant assumptions used to estimate the fair value of financial instruments, if any, during the period

d. The level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3).

For financial instruments recognized at fair value in the statement of financial position, the disclosure requirements of Topic 820 also apply.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

A reporting entity shall disclose either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments and the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3).

a. [Subparagraph superseded by Accounting Standards Update No. 2016-01]

b. [Subparagraph superseded by Accounting Standards Update No. 2016-01]

c. [Subparagraph superseded by Accounting Standards Update No. 2016-01]

d. [Subparagraph superseded by Accounting Standards Update No. 2016-01]

For financial instruments recognized at fair value in the statement of financial position, the disclosure requirements of Topic 820 also apply.

825-10-50-11 Fair value disclosed in the notes shall be presented together with the related carrying amount in a form that clarifies both of the following:

a. Whether the fair value and carrying amount represent assets or liabilities

b. How the carrying amounts relate to what is reported in the statement of financial position.

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825-10-50-12 If the fair value of financial instruments is disclosed in more than a single note, one of the notes shall include a summary table. The summary table shall contain the fair value and related carrying amounts and cross-references to the location(s) of the remaining disclosures required by this Section.

825-10-50-13 This Subtopic does not prohibit an entity from disclosing separately the estimated fair value of any of its nonfinancial intangible and tangible assets and nonfinancial liabilities.

825-10-50-14 For trade receivables and payables, no disclosure is required under this Subtopic if the carrying amount approximates fair value.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-15 In disclosing the fair value of a financial instrument, an entity shall not net that fair value with the fair value of other financial instruments—even if those financial instruments are of the same class or are otherwise considered to be related (for example, by a risk management strategy)—except to the extent that the offsetting of carrying amounts in the statement of financial position is permitted under either of the following:

a. The general principle in paragraph 210-20-45-1

b. The exceptions for master netting arrangements in paragraph 815-10-45-5 and for amounts related to certain repurchase and reverse repurchase agreements in paragraphs 210-20-45-11 through 45-17.

825-10-50-16 If it is not practicable for an entity to estimate the fair value of a financial instrument or a class of financial instruments, both of the following shall be disclosed:

a. Information pertinent to estimating the fair value of that financial instrument or class of financial instruments (such as the carrying amount, effective interest rate, and maturity)

b. The reasons why it is not practicable to estimate fair value.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-17 In the context of this Subtopic, practicable means that an estimate of fair value can be made without incurring excessive costs. It is a dynamic concept: what is practicable for one entity might not be for another; what is not practicable in one year might be in another. For example, it might not be practicable for an entity to estimate the fair value of a class of financial instruments for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to estimate fair value, and the cost of obtaining an independent valuation appears excessive considering the materiality of the instruments to the entity.

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Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-18 Practicability, that is, cost considerations, also may affect the required precision of the estimate. For example, while in many cases it might seem impracticable to estimate fair value on an individual instrument basis, it may be practicable for a class of financial instruments in a portfolio or on a portfolio basis. In those cases, the fair value of that class or of the portfolio shall be disclosed.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

825-10-50-19 Finally, it might be practicable for an entity to estimate the fair value only of a subset of a class of financial instruments; the fair value of that subset shall be disclosed.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

[Paragraph superseded by Accounting Standards Update No. 2016-01]

>     Concentrations of Credit Risk of All Financial Instruments

825-10-50-20 Except as indicated in paragraph 825-10-50-22, an entity shall disclose all significant concentrations of credit risk arising from all financial instruments, whether from an individual counterparty or groups of counterparties. Throughout paragraphs 825-10-50-20 and 50-21, the term financial instruments includes derivative instruments accounted for under Topic 815. Group concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

825-10-50-21 Except as indicated in the following paragraph, all of the following shall be disclosed about each significant concentration:

a. Information about the (shared) activity, region, or economic characteristic that identifies the concentration

b. The maximum amount of loss due to credit risk that, based on the gross fair value of the financial instrument, the entity would incur if parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity

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c. With respect to collateral, all of the following:

1. The entity’s policy of requiring collateral or other security to support financial instruments subject to credit risk

2. Information about the entity’s access to that collateral or other security

3. The nature and a brief description of the collateral or other security supporting those financial instruments.

d. With respect to master netting arrangements, all of the following:

1. The entity’s policy of entering into master netting arrangements to mitigate the credit risk of financial instruments

2. Information about the arrangements for which the entity is a party

3. A brief description of the terms of those arrangements, including the extent to which they would reduce the entity’s maximum amount of loss due to credit risk.

825-10-50-22 The requirements of the preceding paragraph do not apply to the following financial instruments, whether written or held:

a. The financial instruments described in paragraph 825-10-50-8(a); (c); (e); and (f), except for reinsurance recoverables and prepaid reinsurance premiums

b. Financial instruments of a pension plan, including plan assets, if subject to the accounting and reporting requirements of Topic 715.

Financial instruments of a pension plan, other than the obligations for pension benefits, if subject to the accounting and reporting requirements of Topic 960, are subject to the requirements of paragraphs 825-10-50-20 through 50-21.

>     Market Risk of All Financial Instruments

825-10-50-23 An entity is encouraged, but not required, to disclose quantitative information about the market risks of financial instruments that is consistent with the way it manages or adjusts those risks. Appropriate ways of reporting that quantitative information will differ for different entities and will likely evolve over time as management approaches and measurement techniques evolve. Possibilities include disclosing any of the following:

a. More details about current positions and perhaps activity during the period

b. The hypothetical effects on comprehensive income (or net assets), or annual income, of several possible changes in market prices

c. A gap analysis of interest rate repricing or maturity dates

d. The duration of the financial instruments

e. The entity’s value at risk from derivatives and from other positions at the end of the reporting period and the average value at risk during the year.

This list is not exhaustive, and an entity is encouraged to develop other ways of reporting quantitative information.

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Fair Value Option

825-10-50-24 The principal objectives of the disclosures required by paragraphs 825-10-50-28 through 50-32 are to facilitate both of the following comparisons:

a. Comparisons between entities that choose different measurement attributes for similar assets and liabilities

b. Comparisons between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities.

825-10-50-25 Those disclosure requirements are expected to result in the following:

a. Information to enable users of its financial statements to understand management’s reasons for electing or partially electing the fair value option

b. Information to enable users to understand how changes in fair values affect earnings for the period

c. The same information about certain items (such as equity investments and nonperforming loans) that would have been disclosed if the fair value option had not been elected

d. Information to enable users to understand the differences between fair values and contractual cash flows for certain items.

To meet those objectives, the disclosures described in paragraphs 825-10-50-28 through 50-32 are required for items measured at fair value under the option in this Subtopic and the option in paragraph 815-15-25-4. Those disclosures are not required for securities classified as trading securities under Topic 320, life settlement contracts measured at fair value pursuant to Subtopic 325-30, or servicing rights measured at fair value pursuant to Subtopic 860-50. Those Subtopics include disclosure requirements not affected by this Subtopic.

825-10-50-26 Entities shall provide the disclosures required by paragraphs 825-10-50-28 through 50-32 in both interim and annual financial statements.

825-10-50-27 The disclosure requirements in paragraphs 825-10-50-28 through 50-30 do not eliminate disclosure requirements included in other Subtopics, including other disclosure requirements relating to fair value measurement. Entities are encouraged but are not required to present the disclosures required by this Subtopic in combination with related fair value information required to be disclosed by other Subtopics (for example, the General Subsection of this Section and Topic 820).

>     Required Disclosures as of Each Date for Which an Interim or Annual Statement of Financial Position Is Presented

825-10-50-28 As of each date for which a statement of financial position is presented, entities shall disclose all of the following:

a. Management’s reasons for electing a fair value option for each eligible item or group of similar eligible items

b. If the fair value option is elected for some but not all eligible items within a group of similar eligible items, both of the following:

1. A description of those similar items and the reasons for partial election

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2. Information to enable users to understand how the group of similar items relates to individual line items on the statement of financial position.

c. For each line item in the statement of financial position that includes an item or items for which the fair value option has been elected, both of the following:

1. Information to enable users to understand how each line item in the statement of financial position relates to major classes of assets and liabilities presented in accordance with the fair value disclosure requirements of Topic 820. (Paragraph 825-10-50-11 also requires an entity to relate carrying amounts that are disclosed in accordance with that paragraph to what is reported in the statement of financial position.)

2. The aggregate carrying amount of items included in each line item in the statement of financial position that are not eligible for the fair value option, if any.

d. The difference between the aggregate fair value and the aggregate unpaid principal balance of each of the following:

1. Loans and long-term receivables (other than securities subject to Topic 320) that have contractual principal amounts and for which the fair value option has been elected

2. Long-term debt instruments that have contractual principal amounts and for which the fair value option has been elected.

e. For loans held as assets for which the fair value option has been elected, all of the following:

1. The aggregate fair value of loans that are 90 days or more past due

2. If the entity’s policy is to recognize interest income separately from other changes in fair value, the aggregate fair value of loans in nonaccrual status

3. The difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both.

f. For investments that would have been accounted for under the equity method if the entity had not chosen to apply the fair value option, the information required by paragraph 323-10-50-3 (excluding the disclosures in paragraph 323-10-50-3(a)(3); (b); and (d)).

825-10-50-29 The disclosure in paragraph 825-10-50-28(f) applies to investments in common stock, investments in in-substance common stock, and other investments (for example, partnerships and certain limited liability corporations) that both:

a. Would otherwise be required to be accounted for under the equity method under other generally accepted accounting principles (GAAP)

b. Would be required to satisfy the disclosure requirements of paragraph 323-10-50-3.

When applying paragraph 825-10-50-28(f), an entity shall apply the guidance from paragraphs 323-10-50-2 and 323-10-50-3(a) and (c).

>     Required Disclosures for Each Period for Which an Interim or Annual Income Statement Is Presented

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825-10-50-30 For each period for which an income statement is presented, entities shall disclose all of the following about items for which the fair value option has been elected:

a. For each line item in the statement of financial position, the amounts of gains and losses from fair value changes included in earnings during the period and in which line in the income statement those gains and losses are reported. This Subtopic does not preclude an entity from meeting this requirement by disclosing amounts of gains and losses that include amounts of gains and losses for other items measured at fair value, such as items required to be measured at fair value.

b. A description of how interest and dividends are measured and where they are reported in the income statement. This Subtopic does not address the methods used for recognizing and measuring the amount of dividend income, interest income, and interest expense for items for which the fair value option has been elected.

c. For loans and other receivables held as assets, both of the following:

1. The estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk

2. How the gains or losses attributable to changes in instrument-specific credit risk were determined.

d. For liabilities with fair values that have been significantly affected during the reporting period by changes in the instrument-specific credit risk, all of the following:

1. The estimated amount of gains and losses from fair value changes included in earnings that are attributable to changes in the instrument-specific credit risk

2. Qualitative information about the reasons for those changes

3. How the gains and losses attributable to changes in instrument-specific credit risk were determined.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

For each period for which an income statement is presented, entities shall disclose all of the following about items for which the fair value option has been elected:

a. For each line item in the statement of financial position, the amounts of gains and losses from fair value changes included in earnings during the period and in which line in the income statement those gains and losses are reported. This Subtopic does not preclude an entity from meeting this requirement by disclosing amounts of gains and losses that include amounts of gains and losses for other items measured at fair value, such as items required to be measured at fair value.

b. A description of how interest and dividends are measured and where they are reported in the income statement. This Subtopic does not address the methods used for recognizing and measuring the amount of dividend income, interest income, and interest expense for items for which the fair value option has been elected.

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c. For loans and other receivables held as assets, both of the following:

1. The estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk

2. How the gains or losses attributable to changes in instrument-specific credit risk were determined.

d. For liabilities, all of the following about the effects of the instrument-specific credit risk and changes in it:

1. The amount of change, during the period and cumulatively, of the fair value of the liability that is attributable to changes in the instrument-specific credit risk

2. [Subparagraph superseded by Accounting Standards Update No. 2016-01]

3. How the gains and losses attributable to changes in instrument-specific credit risk were determined.

4. If a liability is settled during the period, the amount, if any, recognized in other comprehensive income that was recognized in net income at settlement.

>     Other Required Disclosures

825-10-50-31 In annual periods only, an entity shall disclose the methods and significant assumptions used to estimate the fair value of items for which the fair value option has been elected. For required disclosures about the method(s) and significant assumptions used to estimate the fair value of financial instruments, see paragraph 825-10-50-10(b). Given the requirement in that paragraph, the disclosure requirement in this paragraph is essentially limited to instruments otherwise outside the scope of this Section (see paragraph 825-10-50-2) (for example, certain insurance contracts) for which the fair value option has been elected.

Pending Content:

Transition Date: (P) December 16, 2017; (N) December 16, 2018
Transition Guidance: 825-10-65-2

In annual periods only, an entity shall disclose the methods and significant assumptions used to estimate the fair value of items for which the fair value option has been elected. For required disclosures about the method(s) and significant assumptions used to estimate the fair value of financial instruments, see paragraph 820-10-50-2(bbb) except that an entity is not required to provide the quantitative disclosures about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy required by that paragraph.

825-10-50-32 If an entity elects the fair value option at the time one of the events in paragraph 825-10-25-4(d) through (e) occurs, the entity shall disclose both of the following in financial statements for the period of the election:

a. Qualitative information about the nature of the event

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b. Quantitative information by line item in the statement of financial position indicating which line items in the income statement include the effect on earnings of initially electing the fair value option for an item.

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